Media Release

Pacific Internet Appoints CFO

SINGAPORE, August 16, 2005 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach today announced the appointment of Tuck Chuen Ho as its Chief Financial Officer (CFO). Mr. Ho has more than 20 years of experience in accounting, internal controls, audit and tax with multi-national corporations and listed companies.

Prior to joining Pacific Internet, Mr. Ho spent nine years at Sony Electronics Asia Pacific where he was Director of Accounting, Tax and Internal Control. In that role, Mr. Ho was responsible for corporate finance management, financial governance including Sarbanes-Oxley compliance and strategy in South East Asia, India, Oceania, South Africa and the United Arab Emirates. Previously, Mr. Ho also held regional financial controller positions in Haw Par Healthcare, Intergraph Systems and Master Builders Technology.

“Tuck Chuen’s strong international finance experience with US-listed companies will provide Pacific Internet with insights on maintaining high standards of corporate governance and corporate financial disclosure and add further depth to our management team. I am pleased to have Tuck Chuen on board as we chart our new growth path,” said Mr. Bien Kiat Tan, Chairman of Pacific Internet Limited.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.